May 4, 2018

Via EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Templeton Growth Fund, Inc. (the “Registrant”)

SEC File No. 333-224153

Rule 473 Delaying Amendment Filing

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-224153) (the “Registration Statement”) that was filed to register shares of common stock, with par value of one cent ($0.01) per share, of the Templeton Growth Fund, Inc. (the “Acquiring Fund”) that will be issued to the shareholders of the Templeton Global Opportunities Trust (the “Target Fund”), in connection with the transfer of substantially all of the assets of the Target Fund in exchange for shares of the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2018 (0000805664-18-000033) and was scheduled to go effective May 5, 2018, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Fort Lauderdale, and the State of Florida, on this 4th day of May, 2018.

No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Cory O. Hippler at (215) 564-8089.

U.S. Securities and Exchange Commission

May 4, 2018

Very truly yours,

/s/LORI A. WEBER

Lori A. Weber

Vice President and Secretary

                                                                              Templeton Growth Fund, Inc.